ACASTI PHARMA INC.

2572 boul. Daniel-Johnson. 2nd Floor

Laval, Québec, Canada H7T 2R3

October 12, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re: Acasti Pharma Inc.

Registration Statement on Form S-3

Filed October 6, 2023

File No. 333-274899

Request for Acceleration of Effective Date

Dear Mr. Gorsky:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Acasti Pharma Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on October 16, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Brandon Kinnard of Hogan Lovells US LLP at (303) 454-2477. Also, please notify Mr. Kinnard when this request for acceleration has been granted.

Very truly yours,

ACASTI PHARMA INC.

By: /s/ Prashant Kohli

Name: Prashant Kohli

Title: Chief Executive Officer

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